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                                                                    EXHIBIT 99.1



                                                           [English Translation]
                                                                 Fair Disclosure
                                                                  April 19, 2004


         HANARO IMPLEMENTS THE SECOND-STAGE ORGANIZATIONAL RESTRUCTURING

     - Appointments of Senior Executive Vice President and 5 other divisional heads.
     - Separating Marketing and Sales to enhance competitiveness and profitability.
     - Portable Internet Business Task Group launched - an initiative to secure a new business license.

Following the recent appointment of a new Chief Financial Officer, Hanaro Telecom, Inc. ("Hanaro" or the "Company") undertook the second-stage organizational restructuring by appointing Chief Senior Executive Vice President and launching a Portable Internet Business Task Group. The Company also announced that it would break up the current Sales, Marketing & Operations Division into Marketing and Sales Divisions.

In an effort to strengthen its market competitiveness, the Company announced on April 19 that it would reorganize the current organizational structure from 4 divisions, 22 units, and 68 teams to 6 divisions, 24 units and 75 teams. The new structure is expected to facilitate the implementation of the MBO (management by objectives) system, as well as enhance its operational efficiency and financial transparency.

The Company said the restructuring is a part of its continuing effort on gearing the Company toward transformation and innovation since last November, which is in line with the vision of the CEO to secure competitiveness for the future by enhancing Hanaro's operational efficiencies and profitability.

The highlights of the restructuring are as follows:

- Appointment of a Chief Senior Executive Vice President, who will be responsible for overseeing the entire operation, and the first female CFO in Korea's telecommunications industry.
- To further strengthen the Strategy Division, a Business Corporation Team has been created to deal with matters relating to strategic alliances, M&A and the fine-tuning of business operations. Also, the role of the Business Strategy unit has been expanded.
- Separating Marketing and Sales to fully leverage the Company's marketing expertise as well as strengthen its competitiveness.

Accordingly, Hanaro's organizational structure changed from 4 divisions to 6 divisions. The new appointments are as follows:

     -    Mr. Samuel Kwon - Chief Senior Executive Vice President,
     -    Mr. Gyu-Seok Oh, Senior Vice President - Chief Strategy Officer (CSO)
     -    Ms. Janice Lee, Senior Vice President - Chief Financial Officer (CFO)
     -    Mr. Kyung Lim Yoon, Senior Vice President - Chief Marketing Officer
          (CMO)
     - Mr. Jung Taik Oh, Senior Executive Vice President - Chief Operating Officer (COO)

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     -    Mr. Jong Myung Rhee, Senior Executive Vice President - Chief
          Technology Officer (CTO).

Mr. Kwon will oversee the Corporate Relations and Corporate Support Units that are responsible for regulatory affairs and PR activities. A Portable Internet Business Task Group has been created to prepare for the procurement of a 2.3GHz broadband wireless Internet license and will report directly to Mr. Kwon.

The newly created Marketing Division is responsible for enhancing operational efficiencies and profitability in the broadband Internet and telephony services. The two new teams - Marketing Channel Planning and Customer Relationship Management - will help the Company further enhance customer satisfaction and achieve efficient control of the distribution network.

As for the Sales Division, the Seoul Office has been divided into Kangnam and Kangbuk Branch Offices, and the divisional structure will change from 2 units and 6 teams to 1 unit and 8 teams.

Meanwhile, the Company said it would continually strive to become a 'clean company' by reinforcing its internal monitoring system. Mr. Yoon, the CEO of Hanaro Telecom, commented, "This restructuring is aimed at profit generation by establishing a responsible management system and strengthening our business competitiveness." He also added, "The Company will complete the restructuring process by overhauling the current HR practices and will strive to meet its business objectives for 2004 of maximizing customer satisfaction and shareholder returns."


* This disclosure contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's history of operating losses; the Company's inability to generate sufficient cash flow from its operations to meet its operating needs and its reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.